Tempus Applied Solutions Holdings, Inc.

133 Waller Mill Road

Williamsburg, Virginia, 23185

November 4, 2015

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tempus Applied Solutions Holdings, Inc.
Registration Statement on Form S-1
Filed August 24, 2015, as amended
File No. 333-206527

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tempus Applied Solutions Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, November 5, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ R. Lee Priest, Jr.
R. Lee Priest, Jr.
Chief Financial Officer

cc:	Sonia Bednarowski, United States Securities and Exchange Commission
Richard Baumann, Ellenoff Grossman & Schole LLP